SATURNA INVESTMENT TRUST

INVESTMENT ADVISORY
and ADMINISTRATIVE SERVICES AGREEMENT

THIS AGREEMENT, executed this 25th day of September, 2018, between Saturna Capital Corporation, a Washington State corporation (the "Adviser") and the Saturna Investment Trust, a series open-end management investment company organized as a business trust under the laws of the State of Washington for and on behalf of the portfolios listed on Schedule A hereto (each, a "Fund") to be and become effective as provided in Section 1, Article V, between the parties hereto,

WITNESSETH, THAT:

The parties hereto enter into the following Articles of Agreement:

ARTICLE I: INVESTMENT ADVISORY AND ADMINISTRATIVE SERVICES

Section 1. Investment Advisory Services. During the continuance of this Agreement, the Adviser shall supervise the investment management of the cash and securities of the Fund, and in that connection, to the extent required, shall furnish to the Fund advice and recommendations on securities to be purchased, held or sold and the portion of the assets to remain uninvested, all according to the investment objectives, powers and restrictions imposed by law or other governing document or writing binding upon the Fund.

Section 2. Administrative Services. During the continuance of this Agreement:

(a) The Adviser shall furnish the Fund office space, office facilities and equipment, related utilities, telephone service, stationery and supplies, typesetting, personnel (including executive officers) and clerical and bookkeeping services as required to fulfill its obligation as Adviser for the Fund. The Adviser shall pay the compensation of its executives and employees, whether an officer or employee of the Fund, for all services rendered by them for the Fund as required to fulfill its obligation as Adviser, and shall furnish such office space, facilities, supplies, and services as agreed above. The Adviser shall also pay on behalf of the Fund trade association membership and meeting expenses, and the preparation, printing, qualification and offering (but not administration on behalf of a participant or participating entity) of any prototype retirement plan offered by the Fund to Shareowners on the recommendation of the Adviser.

(b) The Adviser shall act as fund accountant and prepare daily reports of Fund net asset values as well as all other financial statements and reports. With the consent of the Trustees, the Adviser at its expense may delegate fund accounting duties to another qualified party. The Fund accountant shall furnish the Trustees, at any regularly scheduled meeting or at such times as the Trustees may request, a report on all matters pertaining to the services of the Adviser, including but not limited to, a list of the securities in the Fund and a record of brokerage commissions paid.

(c) The Adviser shall act as transfer agent, registrar, and dividend disbursing agent for the Fund, pursuant to the applicable Transfer Agent Agreement between the Trust and the Adviser, as may be amended or superseded from time to time (the "Transfer Agency Agreement"). Notwithstanding anything to the contrary under the Transfer Agency Agreement, the Adviser shall provide such transfer agency and related services to the Fund for no additional fee. The fee payable by the Fund to the Adviser under Section 1 of Article II of this Agreement shall constitute the compensation payable by the Fund to the Adviser for providing such transfer agency and related services.

Section 3. Affiliated Broker. Subject to review by the Trustees, the Adviser shall place all orders for the purchase and sale of securities of the Fund. The Adviser or a subsidiary of the Adviser is permitted to act as a broker (but not a dealer or underwriter) in securities traded by the Fund, subject to review by the Trustees and all pertinent regulations and limitations. No such orders shall be placed in contravention of the Investment Company Act of 1940.

Section 4. Fund Expenses. The Fund shall pay or provide for the payment of its expenses not assumed by the Adviser as above provided, which expenses shall include, without limitation, taxes, interest, brokerage commissions, compensation and expenses of Trustees, legal, accounting and auditing expenses, compliance officers, insurance premiums, custodian fees, the expense of issuing shares of the Fund ("Shares") under the federal securities laws and the regulatory authorities of the various states in which the Fund is authorized to offer its shares, and the expense of preparing, printing and mailing financial reports, investment newsletters, notices and prospectuses for its existing Shareowners.

ARTICLE II: FEES FOR SERVICES OF THE ADVISER

Section 1. Investment Advisory and Administrative Services Fee. As full compensation for all services rendered and to be rendered and expenses assumed by the Adviser as set forth in Article I "Investment Advisory and Administrative Services" hereof, the Fund shall pay to the Adviser a monthly Investment Advisory and Administrative Services Fee (the "Fee") at the annual rate of average daily net assets of the Fund as set forth on Schedule B. Average daily net asset value in a period shall be determined by dividing the aggregate of the Fund's net assets on each calendar day by the number of calendar days in the period.

The Fee due to the Adviser shall be accrued daily and paid monthly.

Section 2. Performance Adjustment. See Schedule C as applicable.

Section 3. Reimbursement and Waiver. The Adviser may, from time to time, voluntarily waive its fees or reimburse the Fund for expenses above a specified percentage of average daily net assets. The Adviser retains the ability to be repaid by the Fund for voluntary expense reimbursements if Fund expenses fall below the limit before the end of the Fund's fiscal year. If any fee waiver or reimbursement is to be made, it shall be paid monthly and may vary by Fund of the Trust.

Section 4. Termination. In the event of the termination of this Agreement the fee for the month in which terminated shall be that proportion of the rate for the whole month as the number of calendar days during which this Agreement is in effect during the month bears to the number of days in the whole month computed on the average daily net asset value of the portfolio during such period.

ARTICLE III: DISTRIBUTION

Section 1. The Fund. The Fund shall offer shares without commission ("load") or other sales expense. The Adviser's subsidiary, Saturna Brokerage Services, Inc., shall act as the Fund's distributor without compensation, and register where and when appropriate. The Fund shall bear the expense of qualifying itself and any necessary personnel to sell the Fund. As the expense to the Fund is deemed warranted by the Trustees, the Adviser shall cause the Fund to be registered under the various state "blue-sky" requirements.

Section 2. The Adviser. The Adviser or any subsidiary of the Adviser may engage in any lawful activities designed to help Fund distribution, and pay for such activities out of any part of its resources, including those fees described under Article II. The Adviser shall pay any expenses for printing and distributing extra prospectuses used in connection with sales and for preparing, printing and distributing sales literature. The Adviser shall pay the salaries of persons used in the distribution of the Fund, furnish office space and facilities for such distribution activity, and pay for all other expenses associated with distribution of the Fund.

ARTICLE IV: TERM AND TERMINATION OF AGREEMENT

Section 1. Term of Agreement. This Agreement shall become effective when approved by the holders of a majority of the outstanding shares of the Fund, and shall continue in effect for a two year period unless sooner terminated as hereinafter provided, and thereafter shall continue from year to year so long as the terms of this Agreement and the renewal and continuance thereof are approved at least annually by action of the Trustees or a majority vote of the outstanding shares the Fund, but in either event it must be approved by a majority of the Trustees, who are not "interested persons" as defined in the Investment Company Act of 1940, casting their vote in person at a meeting called for voting on such approval.

Section 2. Termination of Agreement. This Agreement may be terminated at any time without liability to either party by notice in writing given by the party desiring to terminate to the other not less than sixty (60) days before the date specified, for termination. The Fund may take such action either by the Trustees or by the affirmative vote of the holders of a majority of the outstanding shares of the Fund.

Section 3. No Assignment. This Agreement may not be assigned by either party and shall terminate automatically upon assignment (as defined in the federal Investment Company Act of 1940).

Section 4. Amendment. This Agreement may be amended only with the approving vote of the holders of a majority of the outstanding shares of the Fund. The vote of a majority of the outstanding shares of the Fund means the vote, at any meeting of the Fund's Shareowners, of (1) 67% or more of the shares present or represented by proxy, at such meeting, if the holders of more than 50% of the outstanding shares are present or represented by proxy, or (2) more than 50% of the outstanding shares, whichever is less.

Section 5. Use of Adviser's Name. The Adviser grants the Fund a non-exclusive, terminable license and permission to use the name "Saturna" in its name during the term of this Agreement.

ARTICLE V. GENERAL

This instrument is executed by the Trustees and officers of Saturna Investment Trust in such capacities for the Fund, a series of the Trust. By the execution hereof all parties agree that, except to the extent limited by the provisions of the federal Investment Company Act of 1940, for the payment of any claim or the performance of any obligations hereunder, resort shall be had solely to the assets and property of the Fund and no shareholder, Trustee, officer, employee or agent of the Fund or the Trust shall be personally liable therefore. Reference is made to Articles of Trust dated February 20, 1987, which have been filed with the Washington Secretary of State, Olympia, Washington.

IN WITNESS WHEREOF,

The parties hereto have caused this Agreement to be executed on behalf of each of them by their duly authorized officers the date and year first above written.

SATURNA INVESTMENT TRUST	SATURNA CAPITAL CORPORATION
By: /s/ Jane K. Carten Name: Jane K. Carten Title: President	By: /s/ Jane K. Carten Name: Jane K. Carten Title: President
Attest: /s/ Nicole Trudeau Nicole Trudeau Secretary, Amana Mutual Funds Trust	Attest: /s/ Nicole Trudeau Nicole Trudeau Secretary, Saturna Capital Corporation

SCHEDULE A

SERIES OF SATURNA INVESTMENT TRUST

The Series of the Saturna Investment Trust currently subject to this Agreement are as follows:

Saturna Sustainable Bond Fund
Saturna Sustainable Equity Fund

Sextant Bond Income Fund
Sextant Core Fund
Sextant Global High Income Fund
Sextant Growth Fund
Sextant International Fund
Sextant Short-Term Bond Fund

SCHEDULE B

RATE OF COMPENSATION

Fund	Rate of Compensation Based on Fund's Average Daily Net Asset Value
Saturna Sustainable Bond Fund	0.55%
Saturna Sustainable Equity Fund	0.65%
Sextant Bond Income Fund	0.50%
Sextant Core Fund	0.50%
Sextant Global High Income Fund	0.50%
Sextant Growth Fund	0.50%
Sextant International Fund	0.50%
Sextant Short-Term Bond Fund	0.50%

SCHEDULE C

PERFORMANCE FEE ADJUSTMENT

Sextant Bond Income Fund
Sextant Core Fund
Sextant Global High Income Fund
Sextant Growth Fund
Sextant International Fund
Sextant Short-Term Bond Fund

The Performance Fee Adjustment outlined below shall apply to each Fund listed above:

The Base Fee shall be subject to a maximum increase or decrease at the annual rate of 0.20% of the Fund's average daily net assets, according to the relative total return investment performance of the Fund (the "Performance Adjustment"). The Performance Adjustment shall be computed as follows:

(a) Following the end of each month the net investment return realized by shareowners in the Fund for the entire just-ended twelve month period (that is, the change in Net Asset Value per share adjusted for dividends and other distributions, or "Total Return") of the Fund for the twelve month period ending that month ("Calculation Year") shall be calculated to the nearest one hundredth of one percent as set forth in the Fund's Registration Statement on Form N-1A.

(b) The Fund's Total Return for the Calculation Year shall be compared to the average total return of all Growth Objective mutual funds, as selected, calculated and reported by Morningstar Inc. (or, if this index is unavailable or becomes inappropriate for this measurement for any reason in the opinion of the Fund's Board, then another index as shall be chosen by the Fund's Board) (the "Benchmark").

(c) If the Fund's Total Return outperforms or underperforms the Benchmark's Total Return (rounded to the nearest tenth of one percent [0.1%]) for the Calculation Year by 1% or more but less than 2%, then the Base Fee for the month just completed shall be increased or decreased by 0.10% (annual rate) of average Calculation Year daily net assets, and the performance-adjusted total Fee for the month shall be at the annual rate of either 0.70% or 0.50% of average net assets.

(d) If the Fund's Total Return outperforms or underperforms the Benchmark's Total Return (rounded to the nearest tenth of one percent [0.1%]) for the Calculation Year by 2% or more, then the Base Fee for the month just completed shall be increased or decreased by 0.20% (annual rate) of average Calculation Year daily net assets, and the performance-adjusted total Fee for the month shall be at the annual rate of either 0.80% or 0.40% of average net assets.

(e) No Performance Adjustment shall be made until the Fund acquires twelve full months of operating history.

The Fund shall accrue daily to pay its Investment Advisory and Administrative Services Fee at the Base Fee annual rate of 0.50%. The net Fee (Base Fee plus or minus the Performance Adjustment) due to the Adviser for a calendar month shall be paid when practicable after these calculations. Due to the relatively small size of monthly-computed Performance Adjustments, no accrual shall be required.

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